EXHIBIT 99.2

Letter from PricewaterhouseCoopers LLP dated July 26, 2018

July 26, 2018

To:                             Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Authorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government

Nunavut Securities Office, Department of Justice, Government of Nunavut

We have read the statements made by Suncor Energy Inc. in the attached copy of change of auditor notice dated July 26, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated July 26, 2018.

Yours very truly,

Chartered Professional Accountants